

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

December 31, 2007

By US Mail and Facsimile

Mr. Thomas H. Ehrlich
Chief Financial Officer
Uranium Resources, Inc.
650 S. Edmonds Lane, Suite 108
Lewisville, TX 75067

> **Re:** **Uranium Resources, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 0-17171**

Dear Mr. Ehrlich:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A1 for the Year Ended December 31, 2006

Business, page 1

1.   We note that you renegotiated the terms of your sales contracts in March 2006.
        Please discuss in your management discussion & analysis the expectation of sales
        and profitability under the renegotiated agreement.

Management's Discussion & Analysis of Financial Condition and Results of Operations,
page 24

 Financial Condition and Results of Operations, page 24

2.   MD&A requires not only a "discussion" but also an "analysis" of known material
        trends, events, demands, commitments and uncertainties.   In this regard, MD&A
        should consist of more than a recitation of the financial statements in narrative
        form. Rather, you should provide an analysis of the changes in your financial
        condition and results of operations.   In revising your discussion in this section,
        please refer to the Commission's Guidance Regarding Management's Discussion
        and Analysis of Financial Condition and Results of Operations. See SEC Release
        No. 33-8350, http://www.sec.gov/rules/interp/33-8350.htm and Release No. 33-
        6835, http://www.sec.gov/rules/interp/33-6835.htm.

Liquidity-Cash Sources and Uses for 2007, page 27

3.   Please provide a more detailed discussion of liquidity and capital resources. In
        this regard, although you disclose that you anticipate having sufficient operating
        capital to meet your cash flow needs during 2007, you have not provided any
        indication of the risk associated with a decrease in the price of, or demand for,
        uranium. To the extent material, please revise your disclosure to discuss any
        trends, events or uncertainties if they are reasonably likely to have a material
        impact on your short-term or long-term liquidity. See Section II.A.1. of Release
        33-8056 for additional guidance.

Contingent Liabilities-Off Balance Sheet Arrangements, page 28

4.   We note your disclosure of off-balance sheet arrangements. Please disclose the
        information required by paragraph (a)(4)(i) of Item 303 of Regulation S-K to the
        extent necessary to an understanding of these arrangements. We may have further
        comment.

5.   We note disclosure in Note 6 to the financial statements regarding your contractual obligations. In this regard, please provide the disclosure required by Items 303(a)(5) or Regulation S-K.

Compensation Discussion and Analysis, page 38

6.   Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. For example, please identify the "core values" that are supported through the compensation program. Also, clarify whether you review each element of compensation individually or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. Please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. See also Item 402(b)(1)(v) of Regulation S-K.

7.   Please provide further analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. For example, while you disclose at page 40 that compensation should be tied to certain performance goals, you provide little, if any, analysis of how executives are compensated based on achieving these performance goals. Please provide a description of the specific levels of achievement of each named executive officer relative to the performance goals as well as any additional information pertaining to each individual's performance that the Committee considered in determining specific payout levels for 2006. Please provide sufficient quantitative and qualitative analysis of the factors the Committee considered in making specific compensation awards. See Item 402(b)(1)(v) of Regulation S-K.

8.   We direct you to Release 8732A, Section II.B.1. As noted therein, the
        compensation discussion and analysis should be sufficiently precise to identify
        material differences in compensation policies with respect to individual executive
        officers. For example, we note the hiring of Mr. Clark as Chief Operating Officer
        in June 2006. Please provide an explanation of the material terms of the
        compensation package negotiated with him. Additionally, please explain the
        distinctions in compensation type and amount awarded to Messrs. Clark and
        Willmott in order to facilitate an understanding of the material differences in the
        amount of compensation awarded to these officers during fiscal 2006. In this
        regard, we note the absence of any discussion of the options awarded to Mr. Clark
        in your disclosure.

Performance Goals, page 40

9.   You disclose that the company has financial and non-financial goals and
        objectives that the compensation committee considers when determining the
        compensation of your senior executive officers. You further indicate that a large
        portion of compensation should be incentive compensation which is calculated
        based "primarily on financial measures of profitability and stockholder value
        creation." Please identify the financial and non-financial goals or targets
        established for fiscal 2006 that were used to determine your named executive
        officers' incentive compensation. To the extent you believe disclosing the targets
        would result in competitive harm such that the targets could be excluded properly
        under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a
        supplemental basis a detailed explanation supporting your conclusion. Please also
        note that to the extent disclosure of the quantitative or qualitative performance-
        related factors would cause competitive harm, you are required to discuss how
        difficult it will be for you to achieve the target levels or other factors. Please see
        Instruction 4 to Item 402(b) of Regulation S-K.

Competitive Compensation Program, page 40

10.   In future filings, please provide the full disclosure required by Item 407(e)(3)(iii)
        of Regulation S-K regarding the engagement of GK Partners or any other
        consultants engaged by the committee. For example, we note your disclosure
        does not include a description of the scope of the consultant's assignment or the
        material elements of the instructions or directions given to the consultant with
        respect to the performance of its duties under the engagement.

Base Salaries, page 41

11.   We note that the base salaries of your executive officers are determined in
        comparison with salaries payable at comparable uranium industry companies.

Please identify the peer group of comparator companies. See generally Item 402(b)(2)(xiv) of Regulation S-K.

12.   Please specify how each element of compensation relates to the data you analyzed from comparator companies. For example, disclose where you target each element of compensation against the peer group of comparator companies and where actual payments fall within targeted parameters. To the extent actual compensation fell outside a targeted percentile range, please explain why. See Item 402(b)(1)(v) of Regulation S-K.

Stock Incentive Plans, page 41

13.   You disclose that options are granted "periodically." Please clarify the timing of equity awards and whether the company has adopted a policy regarding the granting of equity securities when in possession of material non-public information. See Release 33-8732A at II.A.2.b.i.

Summary Compensation Table, page 43

14.   Pursuant to Instruction 1 to Items 402(c)(v) and (vi) of Regulation S-K, please include a footnote disclosing all assumptions made by reference to a discussion of such assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis.

Potential Payments Upon Termination or Change in Control, page 46

15.   Please describe and explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the compensation agreements. Also, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Director Compensation, page 47

16.   Include a footnote describing all assumptions made in the valuation of the option awards granted to your directors by reference to a discussion of those assumptions in the footnotes to your financial statements included in your annual report on Form 10-K. See the Instruction to Item 402(k), indicating that the Instruction to 402(c)(2)(v) and (vi) applies equally to Item 402(k).

17.   Disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end held by each of those directors, as

required in the Instruction to Item 402(k)(2)(iii) and (iv).

18.   Please provide the attestation of the compensation committee as required by Item 407(e)(5) of Regulation S-K.

Certain Relationships and Related Party Transactions and Director Independence, page 50

19.   We refer you to Note 7 to the financial statements in which you disclose a series of related party transactions. Please provide all of the disclosure required by Item 404 of Regulation S-K.

20.   Although you identify the independent directors of the audit and compensation committees, you have not provided all of the disclosure required by Item 407(a) of Regulation S-K.   Please revise to specify each independent director who sits on your board and the disclosure required by paragraphs (a)(2) and (a)(3) of Item 407.

Financial Statements, page F-1

Statement of Cash Flows, page F-7

21.   We note that you report a $12 million payment as derivative settlement in investing activities. As this amount relates to your sales contracts, please explain how this qualifies as an investing cash outflow, as defined in paragraphs 15 and 17 of SFAS 95.

Note 2 – Summary of Significant Accounting Policies, page F-8

Uranium Properties

22.   We note your accounting policy for development costs, indicating that these costs, plus financing, salary and related overhead costs, are capitalized. However, it does not appear that you report proven or probable reserves, as defined by Industry Guide 7. Please note that such costs incurred prior to establishing reserves are generally characterized as exploration costs, rather than development costs, and are expensed as incurred under US GAAP. Development costs generally relate to constructing the infrastructure necessary to extract reserves and to prepare a mine for production. These may be capitalized after the establishment of commercially minable reserves, as defined in Industry Guide 7. Tell us the extent to which costs you have capitalized would be characterized as exploration costs under this approach. Please submit the revisions you would propose to clarify how your policy compares to this guidance and provide any

additional information that you believe would support the methodology presently reflected in your financial statements.

23.   We note that your policy for depreciation and depletion is based on each projects pounds of recoverable uranium, also considering the estimated production life of your uranium reserves. Please disclose how you determined the amounts of recoverable uranium and estimated production life of the uranium reserves. If you do have reserves, these should be disclosed elsewhere in the filing. Otherwise, you should replace references to reserves in your policy note and explain how the estimates utilized provide a reliable means of calculating depreciation and depletion.

24.   We note that you deliver uranium to third-party conversion facilities and that these converters warehouse your uranium and transfer title to your customers upon instructions supplied by you. Please disclose who bears the risk of loss while uranium is held at these third-party converters, both prior to and after recording the sale but before delivery of the converted product to your customers.

Note 4 – Uranium Properties, page F-15

25.   We note your policy on evaluation of long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Tell us how you evaluated your properties during 2005, given your disclosure on page 1 stating that your cost of production exceeded the sales price and that you lost money on each pound sold as discussed on page one.

Note 5 – Contract Commitments, page F-17

26.   We note that you entered into a new contract with Itochu and UG that supersede the previously existing sales contracts. We note that you paid $12 million to UG to amend its previously existing contract. However, you entered into a joint venture with Itochu to develop your Churchrock property as a concession to amending the sales contract. We note that the price you receive from sales to Itochu is dependent on the continuation of the joint venture or the original contract terms are reinstated. Please disclose how you have considered or reflected these terms in your accounting for the new contract. We also note that the amendments to these contracts resulted in a gain on derivatives recorded in your statement of operations of $34.8 million in 2006. Tell us your rationale for recognizing the gain immediately, given that the terms under which uranium is to be sold under the new contract include a discount from market value.

Exhibit 31.1

27.	Item 601(b)(31)(i) of Regulation S-K requires you to provide the certifications exactly as set forth in that Item. In both certifications that you include as exhibits to this filing, you omit the word "accepted" in paragraph 4(c) and the words "or not" in paragraph 5(b). Ensure that you comply with Item 601(b)(31)(i) in all subsequent certifications.

Form 10-Q for Quarter Ended September 30, 2007

Management Discussion & Analysis, page 15

28.	We note that you present total operating, deprecation and production costs, also direct costs of uranium production, all which differ from the corresponding amounts reported in your statements of operations. As these appear to represent non-GAAP measures, please include the disclosures required by Item 10(e) of Regulation S-K.

Engineering Comments

General

29.	Please being using your new file number 001-33404 on the cover of your reports, which replaced 000-17171 upon filing your Form 8-A registration statement on April 11, 2007.

30.	We note that you refer to or use the terms such as potential mineralization, drill indicated resources, measured, indicated, or inferred resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

>	"Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-KSB. You can review and obtain

copies of these filings from the SEC's website at
http://www.sec.gov/edgar.shtml."

Uranium Reserves/Mineralized material, page 5

31.   Mineralized material or deposit is a mineralized body which has been delineated
        by appropriate drilling and/or underground sampling to establish continuity and
        support an estimate of tonnage and an average grade of the selected metal(s).
        Under Industry Guide 7, such a deposit does not qualify as a reserve until a
        comprehensive evaluation, based upon unit costs, grade, recoveries, and other
        factors concludes economic and legal feasibility. Mineralized material should
        only be reported as an "in place" tonnage and grade, and should not be disclosed
        as units of product, such as ounces of gold, or pounds of uranium. Please revise
        your disclosures to comply with this guidance.

32.   The disclosure in your filing gives the impression that the current status of your
        operations is either preparing for mineral production or in mineral production.
        Without proven or probable reserves, as defined by Industry Guide 7(a)(1), you
        would generally be characterized as an exploration stage enterprise, as defined by
        Industry Guide 7(a)(4)(i). If you are not able to report reserves, you should add
        prominent disclosure emphasizing the uncertain nature of your business. Under
        these circumstances, please also address the following points.

        •   Please revise the disclosure to ensure that investors are not misguided as to
            the actual stage of mineral-related activity. State clearly that the company
            is currently engaged in mineral exportation activities, that it is the
            exploration stage, and that any revenues reported are incidental to these
            activities.

        •   Please revise all references in the document using the terms "mining" or
            "mining operations," or otherwise implying stable mineral production,
            such as "operations," to similarly clarify that you are engaged in "mineral
            exploration."

33.   Please disclose your reserves for your operating properties i.e. the Vasquez,
        Kingsville Dome, and Rosita properties, or otherwise clarify if you have no
        reserves.

Properties, page 14

34.   Please insert a small-scale map showing the location and access to each property,
        as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note that
        SEC's EDGAR program now accepts Adobe PDF files and digital maps, so
        please include these maps in any amendments that are uploaded to EDGAR. It is

relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 3(B) of Item 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

35.   Please disclose the following information for each of your properties:

- The nature of the company's ownership or interest in the property.

- A description of all interests in the properties, including the terms of all underlying agreements.

- An indication of whether the mining claims are State or Federal claims.

- Certain identifying information, such as the property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

- The area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

36.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to the property, including the mode of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b)(1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
www.sec.gov/about/forms/industryguides.pdf

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nasreen Mohammed at (202) 551-3773 or Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Sean Donahue at (202) 551-3579 or, in his absence, Mellissa Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director